June 2, 2005

Mr. Brain Cascio
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	HEI, Inc.
Form 10-K for the fiscal year ended August 31, 2004
Forms 10-Q for the fiscal quarter ended November 27, 2004 and February 26, 2005
File No. 0-10078

Dear Mr. Cascio:

This letter is furnished in response to your letter of May 12, 2005 in which you provided several comments related to your review of HEI Inc. (“HEI” or “The Company”) financial statements and related disclosures as presented in the Company’s Form 10-K for the year ended August 31, 2004 and in the Forms 10-Q for the quarters ended November 27, 2004 and February 26, 2005. Our responses to your comments are provided below.

Comment 1.

The lease agreement on our Boulder, Colorado facility specifically indicates that EBITDA will be determined in accordance with GAAP. We understand that this is not a term defined in GAAP. The meaning of the provision in the agreement is that the elements used to determine EBITDA (i.e. Earnings, Interest, etc.) will be obtained from our financial statements which are prepared in accordance with GAAP. In future filings our disclosure in this regard will be as follows:

“Under the terms of the new lease, $1,350 of our deposit will be refunded to us if after completing four consecutive quarters of positive EBITDA, as derived from our financial statements and verified by an independent third-party accountant....”

Comment 2.

The detail for the “other long-term liabilities” is provided in Note 3 on page 43 of Form 10-K. These liabilities relate to unfavorable lease terms and excess space in our Colorado facility, which was assumed in the acquisition of the CMED operation. These items are more fully described in Note 6 —Acquisition. As of August 31, 2004, the liability established for the unfavorable lease of $730 had decreased to the

$611 indicated in Note 3. The liability for the lease obligation on the unused space which was originally $2,380 was $1,471 at August 31, 2004.

Comment 3.

In future filings we will revise the caption “notes receivable” to “Stock subscription notes receivable—officers and directors”

Comment 4.

In future filings we will indicate the security deposits represent amounts on deposit with our landlords related to leased facilities. These deposits will be returned to the Company upon the end of the lease term, or if certain other events occur as described in Note 17.

Comment 5.

We have several arrangements with customers where title to the products do not transfer to the customer until it has been received by the customer (FOB delivery) or until the product has actually been placed into production (“pulled”) by the customer. There are no additional obligations or other rights of return associated with these arrangements. Accordingly, we recognize revenue when the product is received by the customer or when they pull the product and put it into their manufacturing process.

In future filings we will expand our disclosure as follows:

“Revenue for manufacturing and assembly contracts is generally recognized upon shipment to the customer which represents the point at which the risks and rewards of ownership have been transfer to the customer. We have a limited number of agreements with customers which require that we retain ownership of the inventory until it is received by the customer, until it is accepted by the customer, or in one instance, until the customer places the inventory into production at its facility. There are no additional obligations or other rights of return associated with these arrangements. Accordingly, revenue for these arrangements is recognized upon receipt by the customer, upon acceptance by the customer, or when the inventory is utilized by the customer in its manufacturing process.”

Comment 6.

The nature of the material weaknesses in the system of internal controls related to revenue recognition related to the lack of a process to identify unusual terms (ie, FOB delivery or customer use in production). These items were identified and properly accounted for in the quarterly review and annual audit process. This situation was new to the company in Fiscal 2004 as the contracts with these unusual terms were new in that year. Accordingly, there were no corrections required to prior year financial statements. As indicated in the Form 10-K, changes have been implemented to correct this situation, including new contract review procedures, new personnel, and additional training in revenue recognition criteria.

Comment 7.

The press release issued on January 14, 2005 addressed the Company’s operating results for the fourth quarter of fiscal 2004 which ended on August 31, 2004. The discussion in that press release referenced the “deferral” of revenue from that quarter into the next quarter (the first quarter of fiscal 2005) due to the fact that certain shipments of product, which occurred in the fourth quarter, had not been received by the customer or had not been accepted by the customer as of August 31, 2004. As a result, those shipments did not meet the Company’s revenue recognition criteria given the agreements with those customers. There were no new FASB standards that precipitated this accounting, but rather new contract terms with certain customers. There was no error that required correction.

Comment 8.

We understand the need to provide consents for third party experts and will revise future filings to more fully describe how the values were determined and the underlying assumptions and methodologies.

Comment 9.

The warrants referred to in Note 10 for 47,500 warrants were issued to a placement agent as part of the compensation for assisting with the sale of stock. These warrants were not separately valued as a cost of the transaction. The Company has traditionally only disclosed the out of pocket costs associated with an equity offering. The second set of warrants referred to in Note 10 (424,800 warrants) include 354,000 warrants issued to purchasers of common stock as discussed in Note 12. These warrants were not separately valued as a cost of this transaction. The remaining 70,800 warrants were issued to our placement agent and were not separately valued for the reasons described above. The Company does not separately value the warrants as a cost of these equity transactions but rather discloses the fact that these warrants were issued as part of the transactions and the terms of the warrants.

Comment 10

We will disclose in future filings sales by all major countries and geographic areas. Additional, we confirm that the disclosure of sales “that were shipped to domestically” includes only US sales. Sales to other North American countries are included as export sales.

In connection with our filings with the SEC, the Company confirms that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any further questions or comments.

Sincerely,

Timothy Clayton
Chief Financial Officer